Exhibit 99.1

Where in the World is Westport™ WiNG?

~Driving on CNG from Plymouth to NYC over Four Days~

PLYMOUTH, MI, May 21, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), the global leader in natural gas engines, is taking its first natural gas pick-up truck on a road trip across the Eastern USA this week, from May 21 to 24. Driving entirely on compressed natural gas (CNG), a team from Westport Innovations will make the 700 mile drive in the brand new Westport™ WiNG powered bi-fuel Ford F-250 Super Duty truck.

During stops in Cleveland, OH; Canton, OH; Pittsburgh, PA; and Pottstown, PA; the public will have the chance to view and drive this low carbon fuel vehicle. This will be the first opportunity for many people to see and drive this new product. In New York City, the Ford F-250 will be parked in Times Square.

The "Where in the World is Westport WiNG?" tour will be stopping at:

•         Valley Ford Truck Sales, Cleveland OH - May 21 from noon to 3 p.m.

•         SARTA-Clean Energy, Canton OH - May 21 from 4 p.m. to 5 p.m.

•         Allegheny Ford Truck Sales, Pittsburgh PA - May 22 from 11 a.m. to 2 p.m.

•         John Kennedy Ford, Pottstown PA - May 23 from 10 a.m. to 1 p.m.

•         Times Square, New York City, NY - May 24 from 1 p.m. to 5 p.m.

Follow the road trip at wingpowersystem.com/media/where-in-the-world-is-westport-wing or on Twitter @WestportWiNG.

CNG at the pump is close to half the price of diesel or gasoline in the US. While there are currently fewer natural gas fueling stations than traditional gasoline stations, the natural gas station numbers are growing, and it's now possible to do a long-haul trip entirely on natural gas. Organizations like CNGnow.com make it easier with their handy maps of the current stations available. And natural gas is a domestic resource with availability into the next century.

This natural gas-powered Ford F-250 has a 300 mile driving range on CNG alone, and a 650 mile range with both CNG and gasoline tanks full.

"This drive is a chance to highlight all the advantages CNG offers as a fuel for light trucks," said John Howell, Senior Director, Marketing and Development, Westport LD. "It specifically shows that natural gas availability is growing, and it's possible to make very long journeys by planning your fuel stops in advance."

Bi-fuel capability, provided by the Westport WiNG Power System, eliminates the risk or anxiety in long distance driving.  As the number of CNG stations grows, it will become easier to do extended drives on CNG alone. Using natural gas for transportation fuel saves money, improves the environment and will help to reduce America's dependence on foreign oil.

"The new Westport Wing Power System available through Ford continues to show that the OEMs are serious about using CNG and LNG as a transportation fuel," said Pittsburgh Region Clean Cities Executive Director Rick Price. "Westport, who has been in the leader for years in the heavy duty market, brings its technology to the light duty market. We are excited because fleets are interested in CNG and LNG in this area and numerous refueling stations are to be installed in the next two years.  Alternative fueled vehicles are definitely on the increase in Western Pennsylvania."

As a Ford Qualified Vehicle Modifier (QVM), Westport LD has developed an advanced, fully integrated, bi-fuel system that meets or exceeds original equipment manufacturing (OEM) standards. The WiNG Power System is designed, built, installed and delivered key ready to customers through Westport LD authorized Ford dealers/distributors and is covered by the Ford warranty.

Westport WiNG powered Ford F-250s and F-350s will begin delivery to customers this quarter, with the capacity to help fleet and individual drivers lower their fuel costs significantly.

About Westport Innovations Inc.
Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas and helps reduce greenhouse gas emissions (GHG). Westport technology offers advanced LNG fueling systems with direct injection natural gas engine technology for heavy-duty vehicles such as highway trucks and off-road applications such as mining and rail.  Westport's joint venture with Cummins Inc., Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American transportation applications such as trucks and buses.  Westport LD division is one of the global leaders for natural gas and liquefied petroleum gas (LPG) fuel in passenger cars, light-duty trucks and industrial applications such as forklifts. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportDotCom.

Forward looking information disclaimer

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which  includes statements regarding the schedule for the described "Where in the World is the Westport WiNG" tour, installation schedule for future CNG and LNG refueling stations,  delivery dates of Westport WiNG powered Ford F-250s and F-350s to customers, demand for our products, the future success of our business and technology strategies,  intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

%CIK: 0001370416

For further information:

Inquiries:
Nicole Adams
Manager, Communications
Westport Innovations Inc.
Phone: 604-790-1908
Email: media@westport.com

CO: Westport Innovations Inc.

CNW 05:00e 21-MAY-12